[redacted]

SECU 15047851 ISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH, D.C.
194

AD 3/23

KH 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-12160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAROLD W. DANCE INC. D/B/A HAROLD DANCE INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 NORTH MAIN STREET
(No. and Street)

LOGAN (City) UT (State) 84321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN F. NEELEY 435-752-8484 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS LLC
(Name – *if individual, state last, first, middle name*)

1011 W 400 N, SUITE 100 (Address) LOGAN (City) UT (State) 84321 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/9

OATH OR AFFIRMATION

I, STEPHEN F. NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAROLD DANCE INVESTMENTS, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen F. Neeley
Signature

PRESIDENT
Title

(SEE BELOW)
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF UTAH)

COUNTY OF CACHE)

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 25 DAY OF FEBRUARY, 2015,

BY STEPHEN F. NEELEY.

WITNESS MY HAND AND OFFICIAL SEAL.

Daniel Joseph Neeley
NOTARY PUBLIC

MY COMMISSION EXPIRES: 3/28/2016

DANIEL JOSEPH NEELEY
Notary Public
State of Utah
COMMISSION # 653355
My Commission Expires Mar. 28, 2016

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84321
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Harold W. Dance, Inc.
DBA Harold Dance Investments

We have audited the accompanying financial statements of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) (a Utah corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The

supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 25, 2015

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

ASSETS		2014	2013
Cash	$	308,689	189,957
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		118,883	74,269
Mutual funds		153,203	426,288
Commissions receivable		86,858	88,636
Prepaid expenses		828	881
Equipment, net of accumulated depreciation of $15,093 and 15,093, respectively		-	-
Total assets	$	672,461	784,031

LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Accounts payable	$	234,098	185,557
Total liabilities		234,098	185,557
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		138,363	298,474
Total stockholders' equity		438,363	598,474
Total liabilities and stockholders' equity	$	672,461	784,031

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF OPERATIONS
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Commissions	$ 1,455,303	1,260,298
Investment advisory fees	94,081	84,632
Realized and unrealized gains, net	13,332	84,446
Interest and dividends	4,914	6,978
Total revenues	1,567,630	1,436,354
Expenses:		
Employee compensation and benefits	1,356,099	1,332,272
Regulatory fees and expenses	8,942	8,304
Other general and administrative expenses	330,700	73,209
Total expenses	1,695,741	1,413,785
Net (loss) income	$ (128,111)	22,569

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2013	1,000	$ 1,000	$ 299,000	$ 305,905	$ 605,905
Stockholder distributions	-	-	-	(30,000)	(30,000)
Net income	-	-	-	22,569	22,569
Balance at December 31, 2013	1,000	1,000	299,000	298,474	598,474
Stockholder distributions	-	-	-	(32,000)	(32,000)
Net loss	-	-	-	(128,111)	(128,111)
Balance at December 31, 2014	1,000	$ 1,000	$ 299,000	$ 138,363	$ 438,363

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net (loss) income	$ (128,111)	22,569
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
(Increase) decrease in:		
Securities owned	228,471	(80,638)
Commissions receivable	1,778	(10,348)
Prepaid expenses	53	(881)
Increase in accounts payable	48,541	128,518
Net cash provided by operating activities	150,732	59,220
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Shareholder distributions paid	(32,000)	(30,000)
Net cash used in financing activities	(32,000)	(30,000)
Net increase in cash	118,732	29,220
Cash, beginning of year	189,957	160,737
Cash, end of year	$ 308,689	189,957

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in operations.

Commissions Receivable

Commissions receivable are amounts due from mutual fund and variable annuity companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund and variable annuity companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in mutual funds and these transactions are recorded on the trade date, as if they had settled. Commissions earned on mutual fund sales and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholders report their proportionate shares of corporate taxable income on their individual tax returns.

In accordance with ASC 740, Income Taxes, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Tax years 2011, 2012, and 2013 remain open to examination by the U.S. Internal Revenue Service and by state taxing authorities.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business. Money market funds are classified as securities owned.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Cash Segregated Under Federal and Other Regulations

The Company has established a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 3 – Securities Owned

Securities owned in the form of mutual funds are recorded at fair market value and consist of the following:

		2014	2013
Mutual funds, at cost	$	140,000	287,338
Unrealized holding gain		13,203	138,950
Mutual funds, at fair value	$	153,203	426,288

Note 4 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

Note 4 – Fair Value Measurements (continued)

The following tables provide financial assets carried at fair value:

	December 31, 2014		
	Level 1	Level 2 & 3	Total
Mutual funds - balanced	$ 153,203	-	153,203
Money market funds	118,883	-	118,883
	$ 272,086	-	272,086

	December 31, 2013		
	Level 1	Level 2 & 3	Total
Mutual funds - large blend	$ 272,273	-	272,273
Mutual funds - balanced	154,015	-	154,015
Money market funds	74,269	-	74,269
	$ 500,557	-	500,557

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2014 and 2013, the Company paid no interest.

Note 6 – Related Party Transactions

The Company rents its operating space from HRD Partnership, Ltd under a month-to-month agreement. Certain shareholders of the Company are the owners of the partnership. During the years ended December 31, 2014 and 2013, the Company paid $251,499 and $12,000, respectively, for rent expense. Included in the rent expense for the year ended December 31, 2014, is rent bonus of $235,499.

During the years ended December 31, 2014 and 2013, the Company received $2,000 and $5,000, respectively, from Dance Insurance, Inc. as a management fee for services rendered. Shareholders of the Company are also shareholders of Dance Insurance, Inc.

Note 7 – Defined Contribution Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees after one year of employment. Contributions are made at the discretion of the Board of Directors. For the years ending December 31, 2014 and 2013, the Company's contributions to the SEP plan were $125,092 and $232,301, respectively.

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2014 and 2013, the Company's minimum net capital requirement was $25,000.

Note 9 – Subsequent Events

The Company evaluated its December 31, 2014 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Net Capital:	
Total ownership equity	$ 438,363
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	438,363
Additions for subordinated liabilities and other credits	-
Total capital and allowable subordinated liabilities	438,363
Deductions and/or charges:	
Non-allowable assets	(87,786)
Other deductions (fidelity bond deductible adjustment)	(15,000)
Other additions	-
Net capital before haircuts on securities positions	335,577
Haircuts on securities:	
Liquid asset funds (2%)	(2,378)
Other securities (mutual funds 15%)	(22,980)
Net Capital	$ 310,219
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 25,000
Excess net capital	$ 285,219
Excess net capital at 1000% (Net capital less 120% of minimum required)	$ 280,219
Computation of Aggregate Indebtedness:	
Total liabilities from Statement of Financial Condition	$ 234,098
Ratio of aggregate indebtedness to net capital	$ 0.755

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2014 as amended on February 10, 2015):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 310,219
Reconciling items	-
Net capital per above	$ 310,219

Schedule 2

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84321
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Harold W. Dance, Inc.
DBA Harold Dance Investments

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 25, 2015

HAROLD DANCE INVESTMENTS

Financial Advisors Since 1959

EXEMPTION REPORT

Harold W. Dance, Inc. DBA Harold Dance Investments (the Company) is exempt from 17 C.F.R. §240.15c3-3 per provision (2)(i) of 17 C.F.R. §240.15c3-3(k). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealers, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Harold Dance Investments." The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2014 without exception.

Stephen F. Neeley, President
HAROLD DANCE INVESTMENTS
February 10, 2015

360 North Main Street ◆Logan, Utah 84321
Telephone: 435-752-8484 ◆Toll-free: 800-327-5400 ◆Fax: 435-752-8487

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2014 and 2013

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INDEX TO FINANCIAL STATEMENTS
December 31, 2014 and 2013